SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
____________________
KIEWIT MATERIALS COMPANY
(Name of Subject Company (Issuer))
RINKER MATERIALS CORPORATION
and
JEM LEAR ACQUISITION COMPANY, INC.
(Names of Filing Persons (Offerors))
Common Stock, Par Value $0.01
(Title of Class of Securities)

Mike F. Egan
Vice President and General Counsel
Rinker Materials Corporation
1501 Belvedere Road
West Palm Beach, Florida 33406
(561) 833-5555
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
______________________________
Copies to:
Mark D. Kaufman
Jeffrey M. Taylor
Sutherland Asbill & Brennan LLP
999 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 853-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee(1)

Not Applicable	Not Applicable

(1)	Pursuant to General Instruction D to Schedule TO, no filing fee or signature page is required.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Rinker Materials Corporation press release dated July 9, 2002.
99.2	CSR Limited press release dated July 10, 2002.